UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 2020

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

Earnings Release

3Q
20

October 27, 2020
Contact in Santiago, Chile
Andrés Wainer, Chief Financial Officer
Ignacio Morales, Finance and Treasury Manager
(56-2) 2338-0520 / andina.ir@koandina.com

Conference call details
Wednesday, October 28, 2020
11:00 am Chile – 10:00 am EST
Dial-In Participants
U.S.A. 1 (877) 830-2576
International (outside U.S.A.) 1 (785) 424-1726
Access code: ANDINA
Replay
U.S.A. 1-844-488-7474
International (outside U.S.A.) 1-862-902-0129
Access code: 10489082
Replay available until November 12, 2020
Audio
Available at www.koandina.com
Thursday, October 29, 2020

Coca-Cola ANDINA

EXECUTIVE SUMMARY

Consolidated Sales Volume for the quarter was 171.1 million unit cases, decreasing 1.3% regarding the same quarter of the previous year. Accumulated consolidated Sales Volume reached 506.8 million unit cases, representing a 4.7% decrease regarding the previous year.

Company figures reported are the following:

•	Consolidated Net Sales reached CLP 394,055 million during the quarter, a 3.0% decrease regarding the same quarter of the previous year. Accumulated consolidated Net Sales reached CLP 1,196,495 million, representing a 2.4% decrease regarding the previous year.
•	Consolidated Operating Income[1] reached CLP 49,979 million during the quarter, representing a 28.4% increase regarding the same quarter of the previous year. Accumulated consolidated Operating Income reached CLP 140,483 million, a 0.7% decrease regarding the previous year.
•	Consolidated Adjusted EBITDA[2] increased by 16.2% regarding the same quarter of the previous year, reaching CLP 77,279 million during the quarter. Adjusted EBITDA Margin reached 19.6%, an expansion of 325 basis points regarding the same quarter of the previous year. Accumulated consolidated Adjusted EBITDA reached CLP 221,403 million, which represents an 0.1% decrease regarding the previous year. Adjusted EBITDA Margin for the period was 18.5%, an expansion of 42 basis points regarding the previous year.
•	Net Income attributable to the owners of the controller for the quarter reached CLP 25,925 million, which represents a 2.4% increase regarding the same quarter of the previous year. Accumulated Net Income attributable to the owners of the controller was CLP 74,401 million, representing a 10.7% decrease regarding the previous year.

Comment of the Chief Executive Officer, Mr. Miguel Ángel Peirano

“The Company has succeeded in quickly adapting to a complex new pandemic scenario, and we closed the third quarter with total volumes virtually in line with the previous year and soft drinks growing by 2.1%, solid financial results, and a significant increase in the returnable mix in all four operations. As in the previous quarter, we maintained the focus on implementing all necessary measures to protect our employees to minimize the likelihood of COVID-19 contagion, while maintaining continuity of the operation to serve our customers and consumers. Although during the quarter much of the on-premise channel was closed or operating with strong restrictions, we were able to compensate for this lower volume with higher sales in the traditional channel (Mom & Pops), closing the quarter with volume growths in Brazil, Chile and Paraguay in this channel. I would also like to highlight the significant growth recorded by direct-to-consumer sales through micocacola.cl in Chile, which increased six-fold in the quarter. In addition, we have maintained growth in our returnable soft drinks mix, reaching 56.8% in Argentina, 28.4% in Brazil, 47.6% in Chile, and 50.5% in Paraguay, implying an average increase from the previous year of approximately 5 percentage points. The returnable segment is extremely important for Coca-Cola Andina, both because it helps us reduce our use of single-use plastic, and because it allows us to be more competitive in complex economic times.

With respect to financial results, Argentina, Brazil and Paraguay this quarter recorded double-digit growth in their Local Currency Adjusted EBITDA compared to the same period of the previous year, and at the consolidated level we closed the third quarter with a significant 16.2% growth of adjusted EBITDA. Brazil stands out, which mainly as a result of increased volumes and reduced costs, recorded a 67% increase in its Local Currency Adjusted EBITDA.

Finally, I would like to highlight the agreement we signed during August with Cervecería Chile S.A. (ABInBev Chile), which allows us to begin commercializing ABInBev beers in our franchise in Chile starting this month. The agreement is part of our growth strategy and diversification of products, with the aim of offering our customers and consumers a broader beverage portfolio. This is in line with complementing our portfolio of non-alcoholic products, with the commercialization and distribution of alcoholic beverages that we were already carrying out in Chile with the agreements with Diageo and Capel".

1 Operating Income considers Revenues, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with Chile’s Financial Market Commission and set in accordance to IFRS.

2 Adjusted EBITDA considers Revenues, Cost of Sales, Distribution Costs and Administrative Expenses included in the Financial Statements filed with Chile’s Financial Market Commission and set in accordance to IFRS, plus Depreciation.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

www.koandina.com

CONSOLIDATED RESULTS: 3rd Quarter 2020 vs. 3rd Quarter 2019

Figures of the following analysis are set according to IFRS, in nominal Chilean pesos, both for consolidated results and for the results of each of our operations. All variations regarding 2019 are nominal. It is worth mentioning that the devaluation of local currencies regarding the U.S. dollar has a negative impact on our dollarized costs and the devaluation of local currencies with respect to the Chilean peso has a negative impact on the consolidation of figures. The following chart shows the exchange rates used:

Exchange rates used	Local currency/USD (Average exchange rate)		CLP / Local currency (Average exchange rate*)
	3Q19	3Q20	3Q19	3Q20
Argentina	50.5	73.3	12.6	10.3
Brazil	3.97	5.38	177.89	145.06
Chile	707	780	N.A.	N.A.
Paraguay	6,179	6,947	0.11	0.11

*Except Argentina, where the closing exchange rate is used, pursuant to IAS 29

Consolidated Sales Volume during the quarter was 171.1 million unit cases, representing a decrease of 1.3% regarding the same period in 2019, explained by the volume decrease of the operations in Chile, Paraguay and Argentina, partly offset by the volume increase of the operation in Brazil. Transactions reached 751.2 million in the quarter, representing a 18.7% decrease regarding the same quarter of the previous year. The significant difference between the drop in volumes and transactions results from the great decrease in the on-premise channel given that most of this channel has been closed, whose volume is almost completely immediate consumption.

Consolidated Net Sales reached CLP 394,055 million, a 3.0% decrease, explained by (i) volume declines in Chile, Argentina and Paraguay, (ii) a decrease in net sales in Brazil due to the negative effect of translation of figures to Chilean pesos, and (iii) because of a lower average price in Argentina and Paraguay.

Consolidated Cost of Sales decreased by 3.7%, which is mainly explained by (i) the effect of translating figures in Brazil due to the devaluation of the Brazilian real with respect to the Chilean peso, (ii) an increase in the mix of future consumption within the soft drinks’ category, which carries a lower average cost than immediate consumption, and (iii) a decrease in the cost of PET resin. These effects were partially offset by the devaluation of local currencies regarding the U.S. dollar, with a negative effect on dollarized costs.

Consolidated Distribution Costs and Administrative Expenses decreased by 11.9%, which is mainly explained by reductions in advertising expenses and labor costs in the four operations.

The aforementioned effects let to a consolidated Operating Income of CLP 49,979 million, a 28.4% increase. Operating Margin was 12.7%.

Consolidated Adjusted EBITDA reached CLP 77,279 million, increasing by 16.2%. Adjusted EBITDA Margin was 19.6%, an expansion of 325 basis points.

Net Income attributable to the owners of the controller during the quarter was CLP 25,925 million, an increase of 2.4% and Net Margin reached 6.6%, an expansion of 35 basis points.

ARGENTINA: 3rd Quarter 2020 vs. 3rd Quarter 2019

The average quarterly exchange rate was 73.3 ARS/USD, which is compared with an average quarterly exchange rate of 50.5 ARS/USD in the same quarter of the previous year. The depreciation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs. In addition, pursuant to IAS 29, the translation of figures from local currency to the reporting currency was performed using the closing exchange rate for the conversion to Chilean pesos of 10.3 CLP/ARS, which is compared to a closing exchange rate of 12.6 CLP/ARS in the same quarter of the previous year; thus, a negative impact on the consolidation of figures is generated. Figures for Argentina in local currency referred to in this section both for 2020 as well as 2019, are expressed in currency of September 2020.

Sales Volume for the quarter decreased by 2.6%, reaching 39.3 million unit cases, explained by volume decreases in the water and juices categories, which was partially offset by the volume increase in the soft drinks’ category. The volume drop is considerably less than the drop during the previous quarter, which is based on a recovery the traditional (Mom & Pops) channel volume (served directly and through distributors), as well as an increase in returnable packaging, which reached 56.8% of the soft drinks’ mix. Transactions reached 153.3 million, representing a 20.5% decrease, explained by a significant change in the mix from immediate to future consumption packaging, given the restrictions affecting the on-premise channel. Our soft drinks market share reached 59.7 points in the quarter. It is worth mentioning that as a result of restrictions related to COVID-19, the surveying company had to change the methodology and sample, therefore figures are not completely comparable to those of previous periods.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

www.koandina.com

Net Sales reached CLP 80,170 million, increasing by 0.5%. In local currency they decreased by 11.0%, which was mainly explained by a lower average price, which was affected by price controls imposed by authorities, as well as by a lower immediate consumption mix, and to a lesser extent by the already mentioned volume decrease.

Cost of Sales decreased by 0.7%. In local currency it decreased by 12.1%, which is mainly explained by (i) the drop in volumes sold, (ii) a lower cost of PET resin, and (iii) a lower cost of concentrate given lower sales prices. These effects were partially offset by the devaluation effect of the Argentine peso on our dollarized costs.

Distribution Costs and Administrative Expenses decreased by 5.7% in the reporting currency. In local currency they decreased by 16.5%, which is mainly explained by the effect of lower volumes on distribution expenses, as well as by lower distribution tariffs, lower labor costs, lower advertising expenses and greater other operating income classified under this item.

The aforementioned effects led to an Operating Income of CLP 6,629 million, increasing by 61.8% regarding the same period of the previous year. Operating Margin was 8.3%. In local currency Operating Income increased by 43.3%.

Adjusted EBITDA reached CLP 13,014 million, a 34.6% increase. Adjusted EBITDA Margin was 16.2%, an expansion 411 basis points. On the other hand, in local currency Adjusted EBITDA increased by 19.2%.

BRAZIL: 3rd Quarter 2020 vs. 3rd Quarter 2019

The average quarterly exchange rate was 5.38 BRL/USD, which is compared with an average quarterly exchange rate of 3.97 BRL/USD in the same quarter of the previous year. Depreciation of local currencies against the U.S. dollar has a negative impact on our dollarized costs. Translation of figures from local currency to the reporting currency was performed using the average exchange rate for the conversion to Chilean pesos of 145.06 CLP/BRL, which is compared with 177.89 CLP/BRL in the same quarter of the previous year. Thereby generating a negative impact on the consolidation of figures.

Sales Volume for the quarter reached 65.2 million unit cases, a 5.8% increase, explained by the volume increase in the soft drinks, water and beer categories, which was partially offset by a volume decrease in the juices’ category. As in Argentina, the traditional (Mom & Pops) channel and returnable packaging led the growth. Transactions reached 309.4 million, which represents a decrease of 4.5%. It is worth mentioning that the drop in transactions, is mainly due to the closing of part of the on-premise channel. Our soft drinks market share in our Brazilian franchises reached 61.6 points, unchanged from the same quarter of the previous year.

Net Sales reached CLP 136,818 million, an 8.1% decrease. Net Sales in local currency increased by 12.7%, mainly explained by a higher average price, driven by a greater mix and price of the beer category, in addition to higher soft drinks prices and the already mentioned increase in Sales Volume.

Cost of sales decreased by 10.9%, while in local currency it increased by 9.2%, which is mainly explained by (i) the negative effect on dollarized costs (specially sugar and PET resin) of the depreciation of the Brazilian real against the U.S. dollar, (ii) a greater cost of concentrate given the reduction of tax benefits, and (iii) an increase in beer sales, which carries a high cost per unit case.

Distribution Costs and Administrative Expenses decreased by 27.2% in the reporting currency. In local currency, they decreased by 10.5%, which is mainly explained by lower distribution costs resulting from greater efficiencies, as well from the reduction in labor costs and advertising expenses.

The aforementioned effects led to an Operating Income of CLP 22,663 million, a 62.3% increase. Operating Margin was 16.6%. In local currency, Operating Income increased by 98.8%.

Adjusted EBITDA reached CLP 29,449 million, a 36.2% increase regarding the same period of the previous year. Adjusted EBITDA Margin was 21.5%, an expansion of 700 basis points. In local currency, Adjusted EBITDA increased by 67.0%.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

www.koandina.com

CHILE: 3rd Quarter 2020 vs. 3rd Quarter 2019

The average quarterly exchange rate was 780 CLP/USD, which compares to an average quarterly exchange rate of 707 CLP/USD in the same quarter of the previous year. The depreciation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs.

Sales Volume during the quarter reached 51.7 million unit cases, which implied a decrease of 7.2%, explained by a decrease of the water, soft drinks, and juices categories, partially offset by an increase in the spirits category. In Chile, the traditional (Mom & Pops) channel also recorded a volume increase, which helped to offset the drop in the on-premise and supermarkets channels. Transactions reached 213.2 million, which represents a 31.7% decrease. The partial closing of the on-premise channel due to COVID-19 was the main reason for the drop in transactions. On the other hand, soft drinks market share reached 67.5 points in the quarter. It is worth mentioning that as a result of restrictions related to COVID-19, the surveying company had to change the methodology and sample, therefore figures are not completely comparable to those of previous periods.

Net Sales reached CLP 144,041 million, a 1.8% increase, which is mainly explained by a higher average price and partially offset by the already mentioned Sales Volume decrease. The increase in average prices is mainly explained by a higher average price of soft drinks, juices and water, and by a greater mix of the spirits category and was partially offset by a lower mix in immediate consumption.

Cost of Sales increased by 5.4%, mainly explained by the negative effect of the depreciation of the Chilean peso on our dollarized costs, as well as by an increase the spirits mix, which carry a greater cost. This was partially offset by a volume decrease and a lower cost of PET resin.

Distribution Costs and Administrative Expenses decreased by 3.2%, which is mainly explained by lower distribution expenses due to lower volumes, as well as by lower labor costs and advertising expenses.

The aforementioned effects led to an Operating Income of CLP 14,491 million, 5.4% lower when compared to the previous year. Operating Margin was 10.1%.

Adjusted EBITDA reached CLP 26,060 million, a 3.9% decrease. Adjusted EBITDA Margin was 18.1%, a contraction of 107 basis points.

PARAGUAY: 3rd Quarter 2020 vs. 3rd Quarter 2019

The average quarterly exchange rate was 6,947 PYG/USD compared to an average quarterly exchange rate of 6,179 PYG/USD in the same quarter of the previous year. The depreciation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs. The translation of figures from local currency to the reporting currency was performed using the average exchange rate of 0.11 CLP/PGY, parity very similar to the parity of the same quarter of the previous year.

Sales Volume during the quarter reached 15.0 million unit cases, a decrease of 3.4%, explained by a volume decrease in the water and juices categories, partially offset by a volume increase in the soft drinks’ category. Transactions reached 75.3 million, which represents a 21.0% decrease. Both the decrease in volume as well as transactions is mainly due to the partial closing of the on-premise channel due to COVID-19. Our soft drinks market share reached 79.1 points in the quarter. It is worth mentioning that as a result of restrictions related to COVID-19, the surveying company had to change the methodology and sample, therefore figures are not completely comparable to those of previous periods.

Net Sales reached CLP 33,745 million, reflecting an 8.5% decrease. Net Sales in local currency decreased by 6.8%, which was explained by a lower average price, impacted by a lower immediate consumption mix and the already mentioned decline in Sales Volume.

Cost of Sales in the reporting currency decreased by 13.3%. In local currency it decreased by 11.6%, which is mainly explained by (i) lower volume sold, (ii) lower cost of PET resin, and (iii) the increase in the soft drinks’ future consumption mix, which carries a lower average cost. This was partially offset by the negative effect of the depreciation of the guaraní on our dollarized costs.

Distribution Costs and Administrative Expenses decreased by 13.0%, and in local currency they decreased by 11.4%. This is mainly explained by lower labor costs and advertising expenses.

The aforementioned effects led to an Operating Income of CLP 7,607 million, higher by 12.3% when compared to the previous year. Operating Margin was 22.5%. In local currency Operating Income increased by 14.5%.

Adjusted EBITDA reached CLP 10,167 million, a 9.2% increase and Adjusted EBITDA Margin was 30.1%, an expansion of 490 basis points. In local currency Adjusted EBITDA increased by 11.3%.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

www.koandina.com

ACCUMULATED RESULTS: First Nine Months 2020 vs. First Nine Months 2019

Figures of the following analysis are set according to IFRS, in nominal Chilean pesos, both for consolidated results and for the results of each of our operations. All variations with respect to 2019 are nominal. It is worth mentioning that the devaluation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs and that the devaluation of local currencies with respect to the Chilean peso has a negative impact on the consolidation of figures. In addition, according to IAS 29, for the Argentine case, the translation of figures from the local currency to the reporting currency was carried out using closing exchange rates for the translation to Chilean pesos of 10.3 CLP/ARS, which is compared to 12.6 CLP/ARS for the same period of the previous year, thus generating a negative impact on the consolidation of figures. Argentina's figures in local currency referred to in this section, for both 2019 and 2020, are all expressed in September 2020 currency. The following table shows the exchange rates used:

Exchange rates used	Local currency /USD (Average Exchange rate)		CLP/local currency (Average Exchange rate*)
	9M19	9M20	9M19	9M20
Argentina	44.5	67.5	12.6	10.3
Brazil	3.89	5.08	176.41	158.10
Chile	686	802	N.A.	N.A.
Paraguay	6,172	6,696	0.11	0.12

*Except Argentina, where the closing exchange rate is used, pursuant to IAS 29

Consolidated Results

Consolidated Sales Volume reached 506.8 million unit cases, representing a 4.7% decrease with respect to the same period of 2019, mainly explained by the volume decrease in the Argentine, Chilean and Paraguayan operations, partly offset by the volume increase in the Brazilian operation. On the other hand, transactions reached 2,322.3 million, representing a 17.9% decrease. Consolidated Net Sales reached CLP 1,196,495 million, a 2.4% decrease.

Consolidated Cost of Sales decreased by 1.7%, which is mainly explained by (i) the Sales Volume decrease in Argentina, Chile and Paraguay, (ii) the lower cost of PET resin, and (iii) a shift in the soft drinks’ mix towards future consumption packaging which carry a lower unit cost. These effects were partially offset by the devaluation effect of the Argentine peso, the Brazilian real, the Paraguayan guaraní and the Chilean peso on our dollarized costs.

Consolidated Distribution Costs and Administrative Expenses decreased by 4.4%, which is mainly explained by lower labor costs and advertising expenses in the four operations, as well as by lower distribution costs due to lower sales volume.

The aforementioned effects led to a Consolidated Operating Income of CLP 140,483 million, a decrease of 0.7%. Operating Margin was 11.7%.

Consolidated Adjusted EBITDA reached CLP 221,403 million, a decrease of 0.1%. Adjusted EBITDA Margin was 18.5%, an expansion of 42 basis points.

Net Income attributable to the owners of the controller was CLP 74,401 million, a decrease of 10.7% and net margin reached 6.2%.

Argentina:

Sales Volume decreased by 9.4% reaching 115.0 million unit cases. On the other hand, transactions reached 472.6 million, which represents a 21.4% decrease. Net Sales reached CLP 240,626 million, a 4.3% decrease, while in local currency, Net Sales decreased by 15.3%, which was mainly explained by the already mentioned decrease in sales volume and by lower average prices, impacted during the last two quarters by a lower single-serve consumption mix and price controls imposed by authorities.

Cost of Sales decreased by 4.5%. In local currency it decreased by 15.4%, which is mainly explained by (i) lower sales volume, (ii) lower sugar costs, and (iii) lower PET resin costs. This was partly offset by the effect of the devaluation of the Argentine peso on our dollarized costs.

Distribution Costs and Administrative Expenses decreased by 2.0% in the reporting currency. In local currency they decreased by 13.1% which is mainly explained by (i) the effect of lower volumes on distribution expenses, (ii) lower labor costs and expenses for services provided by third parties, which grew below local inflation, (iii) lower advertising expenses, and (iv) higher other operating income classified under this item.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

www.koandina.com

The aforementioned effects, led to an Operating Income of CLP 17,162 million, a 14.7% decrease. Operating Margin was 7.1%. In local currency Operating Income decreased by 24.4%.

Adjusted EBITDA reached CLP 35,269 million, a 2.9% decrease. Adjusted EBITDA Margin was 14.7%, an expansion of 21 basis points. On the other hand, Adjusted EBITDA Margin in local currency decreased by 14.0%.

Brazil

Sales Volume increased by 0.4%, reaching 186.6 million unit cases. The volume increase is explained by the volume growth of the water and beer categories, partially offset by a decrease in the soft drinks and juices categories. On the other hand, transactions reached 887.8 million, which represents a 10.1% decrease. Net Sales reached CLP 419,338 million, a 3.7% decrease, impacted by the negative effect of translating figures to Chilean pesos. In local currency, Net Sales increased by 6.1% regarding the same period of the previous year, due to greater average prices, mainly explained by higher beer prices and beer mix, and to a lower extent by the already mentioned volume increase.

Cost of Sales decreased by 0.7%, while in local currency it increased by 9.4%, which is mainly explained by (i) the negative effect over dollarized costs of the depreciation of the Brazilian real against the U.S. Dollar, (ii) greater concentrate costs due to lower tax benefits, and (iii) the increase of beer in the sales mix, which carries a higher cost. These effects were partially offset by a lower price of PET resin.

Distribution Costs and Administrative Expenses decreased by 12.9% in the reporting currency, and in local currency they decreased by 4.4%. This is mainly explained by lower distribution freight expenses, as well as by lower labor costs and advertising expenses.

The aforementioned effects, led to an Operating Income of CLP 55,415 million, a 1.1% decrease. Operating Margin was 13.2%. In local currency, Operating Income increased by 9.7%.

Adjusted EBITDA reached CLP 76,726 million, a 1.6% decrease regarding the previous year. Adjusted EBITDA Margin was 18.3%, an expansion of 39 basis points. In local currency Adjusted EBITDA increased by 9.1%.

Chile

Sales Volume reached 159.7 million unit cases, representing a 6.3% decrease, explained by a decrease in the soft drinks, juices and water categories, which was partially offset by increased volumes in the spirits category. On the other hand, transactions reached 723.2 million, representing a 23.7% decrease. Net Sales reached CLP 427,384 million, a 0.9% decrease, explained by the already mentioned decrease in Sales Volume, partially offset by higher average prices during the period. The higher average price during the period is mainly explained by a greater mix in the spirits category and by greater soft drinks’ average prices, which were partially offset by a lower mix of immediate consumption, particularly during the last two quarters.

Cost of Sales decreased by 0.9%, which is mainly explained by (i) the lower volume sold, (ii) a reduction in PET resin costs, and (iii) a shift in the soft drinks’ mix from immediate to future consumption, which carries a lower average cost. These effects were partially offset by the negative effect of the depreciation of the Chilean peso on our dollarized costs, as well as by an increase in the spirits’ mix, which carries a higher average cost.

Distribution Costs and Administrative Expenses decreased by 0.7% which is mainly explained by lower labor costs and advertising expenses. This effect was partially offset by (i) lower other operating income classified under this item, and (ii) higher costs on uncollectible accounts and higher insurance costs.

The aforementioned effects, led to an Operating Income of CLP 47,025 million, 1.2% lower when compared to the previous year. Operating Margin was 11.0%.

Adjusted EBITDA reached CLP 80,656 million, decreasing by 2.1%. Adjusted EBITDA Margin was 18.9%, a contraction of 24 basis points.

Paraguay

Sales Volume reached 45.9 million unit cases, representing a 5.1% decrease, explained by the volume decrease in all categories. On the other hand, transactions reached 238.7 million, which represents an 18.4% decrease. Net Sales reached CLP 111,170 million, an increase of 2.2%. In local currency Net Sales decreased by 5.2%, which is mainly explained by the already mentioned decrease in Sales Volume.

Cost of Sales decreased by 2.4% and in local currency it decreased by 9.5%. This is mainly explained by lower volumes sold and a reduction in the price of sugar as well as that of PET resin.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

www.koandina.com

Distribution Costs and Administrative Expenses increased by 2.5% in the reporting currency. In local currency they decreased by 5.1%, which is mainly explained by lower distribution and transportation freight expenses due to the drop in volumes, as well as by lower advertising expenses.

The aforementioned effects led to an Operating Income of CLP 24,577 million, 15.5% higher when compared to the previous year. Operating Margin was 22.1%. In local currency Operating Income increased by 7.3%.

Adjusted EBITDA reached CLP 32,449 million, 14.2% higher when compared to the previous year and Adjusted EBITDA Margin was 29.2%, an expansion of 308 basis points. In local currency Adjusted EBITDA increased by 6.1%.

NON-OPERATING RESULTS FOR THE QUARTER

Net Financial Income and Expense account recorded an expense of CLP 12,390 million, compared to the CLP 9,706 million expense for the same quarter of the previous year. The increase is due to the increase in the Company's debt as a result of the bond that was issued in January for USD 300 million, and that during June a portion of the debt that was in UF was converted to nominal Chilean pesos.

Share of Profit or Loss of Investment in Associates using the Equity Method account went from a CLP 452 million profit to a CLP 60 million profit, which is mainly explained by greater losses in Coca-Cola del Valle.

Other Income and Expenses account recorded a CLP 3,627 million profit, compared with a CLP 2,739 million loss for the same quarter of the previous year, which variation is mainly explained by a provision reversal related to tax credits in Brazil.

Results by Adjustment Units and Exchange Rate Differences account went from a CLP 43 million loss to a CLP 557 million loss this quarter, mainly because of greater losses from exchange rate differences related to assets in U.S. dollar of Andina Chile. Also, lower inflation in Argentina regarding the same period of the previous year, implied a lower adjustment by inflation of non-monetary net assets of Andina Argentina.

Income Tax went from -CLP 1,462 million to -CLP 14,412 million, variation that is mainly explained by the Company’s greater operating income and by the exchange rate difference tax effect in Chile.

CONSOLIDATED BALANCE SHEET

The balance of assets and liabilities as of the closing dates of these financial statements are:

	12.31.2019	09.30.2020	Variation
Assets	CLP million	CLP million	CLP million
Current assets	533,474	689,056	155,581
Non-current assets	1,857,474	1,710,844	-146,630
Total Assets	2,390,948	2,399,899	8,951

	12.31.2019	09.30.2020	Variation
Liabilities	CLP million	CLP million	CLP million
Current liabilities	411,658	276,187	-135,471
Non-current liabilities	1,010,386	1,285,959	275,573
Total Liabilities	1,422,044	1,562,146	140,102

	12.31.2019	09.30.2020	Variation
Equity	CLP million	CLP million	CLP million
Non-controlling interests	20,254	20,584	330
Equity attributable to the owners of the controller	948,650	817,169	-131,481
Total Equity	968,904	837,753	-131,151

At the closing of September, with regard to the closing of 2019, the Argentine peso, the Brazilian real and the Paraguayan guaraní depreciated against the Chilean peso by 20.8%, 32.9% and 2.9%, respectively. This generated a decrease in assets, liabilities and equity accounts due to the effect of translation of figures.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

www.koandina.com

Assets

Total assets increased by CLP 8,951 million, 0.4% compared to December 2019.

Current assets increased by CLP 155,581 million, 29.2% compared to December 2019, which is mainly explained by an increase in Cash and Cash Equivalents (CLP 131,031 million), mainly because of greater cash flow availability explained by the Bond placement in the U.S. market in January of this year. In addition to an increase in Other Current Financial Assets (CLP 91,657 million). The previous increases were partially offset by a decrease in Trade Accounts and Other Current Accounts Receivable (-CLP 47,985 million) because of seasonal factors since we are comparing with December 2019, the highest selling month of the year, and thus, with high accounts receivable compared to an average month.

On the other hand, non-current assets decreased by CLP 146,630 million, 7.9% regarding December 2019, which is mainly explained by the decrease in Property, Plant and Equipment (-CLP 91,770 million) mainly due to greater depreciation and the negative effect of translation of figures, partially offset by greater investments in cold equipment and packaging. In addition to the previous, there is also a decrease in Intangible Assets Other than Goodwill (-CLP 52,157 million), because of the negative effect of the translation of figures on distribution rights of our subsidiary in Brazil, and the decrease of Other Non-Current Non-Financial Assets (-CLP 45,561 million) given the negative effect of translation of figures on tax credits and judicial deposits in our subsidiary in Brazil. The aforementioned decreases are partially offset by the increase in Other Non-Current Financial Assets (CLP 72,847 million) mainly explained by the effect of the depreciation of the Brazilian real against the U.S. dollar during the period, which increased the mark-to-market of cross currency swaps.

Liabilities and Equity

In total, liabilities increased by CLP 140,102 million, 9.9% compared to December 2019.

Current liabilities decreased by CLP 135,471 million, 32.9% compared to December 2019, which is mainly explained by the decrease in Trade Accounts and Other Current Accounts Payable (-CLP 72,344 million), due to seasonal factors considering that December is the highest selling month of the year and thus, a month with high accounts payable to suppliers. In addition to the previous, there is a decrease in Other Non-Financial Current Liabilities (-CLP 21,788 million), a decrease in Current Employee Benefit Provisions (-CLP 13,668 million) and a decrease in Current Accounts Payable to Related Entities (-CLP 11,704 million).

On the other hand, Non-Current Liabilities increased by CLP 275,573 million, 27.3% compared to December 2019, mainly due to the increase in Other Non-Current Financial Liabilities (CLP 328,960 million), mainly explained by the recognition of the liability for issuing the bond on the U.S. market in January of this year and by the mark-to-market liability of cross currency swaps of this same bond.

As for equity, it decreased by CLP 131,151 million, 13.5% compared to December 2019, explained by a decrease in Other Reserves (-CLP 182,069 million) due to the negative effect of translation of figures from foreign subsidiaries and on the mark-to-market of cross currency swaps. The aforementioned decrease is partially offset by Accumulated Earnings in the period (CLP 50,588 million) explained by earnings obtained during the period (CLP 74,401 million) and the restatement of equity balances in our subsidiary in Argentina pursuant to IAS 29 (CLP 27,870 million), partially offset by dividend distributions (-CLP 51,683 million).

FINANCIAL ASSETS AND LIABILITIES

At the closing of September 2020, Total Financial Assets amounted to USD 593 million. This amount is broken down into Cash and Cash Equivalent for USD 482 million and Derivative Hedging Valuation for USD 111 million.

Financial Assets for Cash and Cash Equivalent are invested in time deposits and short-term fixed income mutual funds. In terms of exposure to currencies, these are 76.2% denominated in Chilean pesos, 9.2% in U.S. dollars, 8.5% in Brazilian reals, 5.7% in Paraguayan guaraní, and 0.4% in Argentine pesos.

At the closing of September 2020, financial debt level is USD 1,275 million, of which USD 660 million correspond to bonds on the international market, USD 581 million to bonds in the local Chilean market and USD 34 million to bank and other debt. It is worth noting the issuance of a bond on the international market made in January 2020 totaling USD 300 million, due 2050, which was completely redenominated to Chilean pesos indexed to inflation (UF).

Financial debt, including the Cross Currency Swap effect, is 52.7% denominated in UF, 33.4% in Chilean pesos, 13.1% in Brazilian reals, 0.6% in U.S. dollars, 0.2% in Paraguayan guaraní and 0.1% in Argentine pesos.

At the closing of September 2020, Net Financial Debt of the Company's Total Financial Assets reached USD 682 million.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

www.koandina.com

CASH FLOW

	09.30.2019	09.30.2020	Variation
Cash Flow	CLP million	CLP million	CLP million	%
Operating	138,621	153,903	15,282	11.0%
Investment	-80,026	-150,175	-70,149	87.7%
Financing	-90,463	138,930	229,393	-253.6%
Net Cash Flow for the period	-31,868	142,658	174,526	-547.7%

During the present period, the Company generated a positive net cash flow of CLP 142,658 million, which is explained as follows:

Operating activities generated a positive net cash flow of CLP 153,903 million, higher than the CLP 138,621 million recorded in the same period of 2019, which is mainly due to lower payments to suppliers, coupled with lower tax payments and other cash outflows, partially offset by lower collections.

Investment activities generated a negative cash flow of CLP 150,175 million, with a negative variation of CLP 70,149 million regarding the same period of the previous year, which is mainly explained by greater purchases of short-term financial instruments, partially offset by lower capex.

Financing activities generated a positive cash flow of CLP 138,930 million, with a positive variation of CLP 229,393 million regarding the same period of the previous year, which is mainly explained by the U.S. dollar bond issuance in the United States.

MAIN INDICATORS

INDICATOR	Definition	Unit	Sep 20	Dec 19	Sep 19	Sep 20 vs Dec 19	Sep 20 vs Sep 19
LIQUIDITY
Current Liquidity	Current Asset	Times	2.5	1.3	1.3	92.5%	96.4%
	Current Liability
Acid Ratio	Current Asset - Inventory	Times	2.0	0.9	0.8	116.0%	147.1%
	Current Liability
ACTIVITY
Investments		CLP million	51,144	116,171	79,560	-56.0%	-35.7%

Inventory Turnover	Cost of Sales	Times	5.2	7.0	4.8	-25.9%	7.1%
	Average Inventory
INDEBTEDNESS
Indebtedness Ratio	Total Liabilities	Times	1.9	1.5	1.5	27.0%	25.7%
	Minority Interest + Equity
Financial Expenses Coverage	EBIT*	Times	-271.4	225.5	4.3	-220.4%	-6,360.0%
	Fin. Expenses – Fin. Income
Net Debt/Adjusted EBITDA	Net Debt	Times	2.0	1.5	1.6	37.7%	24.5%
	Adjusted EBITDA*
PROFITABILITY
On Equity	Net Income for the fiscal year*	%	18.7%	19.4%	15.1%	(0.7pp )	3.5 pp
	Average Equity
On Total Assets	Net Income for the Fiscal year*	%	6.9%	7.5%	5.9%	(0.7pp )	1.0 pp
	Average Assets

*Value corresponds to the sum of the last 12 moving months. Equity corresponds to equity attributable to the owners of the controller. EBIT is the result before taxes and interest.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

www.koandina.com

Liquidity

Current Liquidity showed a positive variation of 92.5% compared to December 2019 explained by the 29.2% increase in current assets mainly explained by the increased availability of cash flows due to the placement of the bond in the U.S. market in January of this year, coupled with the 32.9% decrease in current liabilities, previously explained.

Acid Ratio showed an increase of 116.0% compared to December 2019, for the reasons set out above in addition to a decrease in inventories (11.9%) in the period. With this, current assets excluding inventories recorded a 44.9% increase compared to December 2019.

Activity

At the closing of September 2020, investments reached CLP 51,144 million, reflecting a 35.7% decrease compared to the same period of 2019. Of the total as of September 2019 (CLP 79,560 million), CLP 20,120 million correspond to the effect of applying IFRS 16, as the standard meant recognizing a right-of-use for that amount. Excluding this effect in both periods, investments decreased by 14.9% compared to the same period of the previous year, which is mainly due to the investment review carried out with the aim of maintaining a healthy cash flow and high liquidity.

Inventory Turnover reached 5.2x, recording an increase of 7.1% versus the same period of 2019, mainly because average inventory decreased by 8.2%, which was a greater reduction than that of the cost of sale (-1.7%).

Indebtedness

Indebtedness ratio reached 1.9x as of the closing of September 2020, representing a 27.0% increase regarding the closing of December 2019. This is mainly due to the 9.9% increase in total liabilities compared against December 2019 mainly explained by the bond placement in the U.S. market in January this year, in addition to a 13.5% decrease in total equity compared to December 2019 due to the negative effect of translation of figures from foreign subsidiaries and on the mark-to-market of cross currency swaps.

The Financial Expenses Coverage indicator records a -220.4% variation when compared against December 2019, reaching -271.4x mainly explained by increased financial income (12 moving months) by 12.7% due to the impact of recognizing tax credits in Brazil on financial income as of the closing of June 2020.

Net Debt/Adjusted EBITDA was 2.0x, which represents a 37.7% increase versus December 2019. The foregoing is mainly due to the 37.6% increase of Net Debt, mainly explained by the increase in Non-Current Other Financial Liabilities.

Profitability

Profitability on Equity reached 18.7%, decreasing by 0.7 percentage points compared to December 2019. This result is because the decrease in Net Income for the period was higher than Average Equity, recording variations of -5.1% and -1.5%, respectively. On the other hand, Profitability on Total Assets was 6.9%, 0.7 percentage points lower than the indicator measured in December 2019, explained by the mentioned decrease in Net Income for the period, in addition to the 4.0% increase in Average Assets when compared with December 2019.

MARKET RISK ANALYSIS

The Company’s risk management is the responsibility of the office of the Chief Executive Officer, (through the areas of Corporate Management Control, Sustainability and Risks, which depends on the office of the Chief Financial Officer), as well as each of the management areas of Coca-Cola Andina. The main risks that the Company has identified and that could possibly affect the business are as follows:

Relationship with The Coca-Cola Company

A large part of the Company’s sales derives from the sale of products whose trademarks are owned by The Coca-Cola Company, which has the ability to exert an important influence on the business through its rights under the Licensing or Bottling Agreements. In addition, we depend on The Coca-Cola Company to renew these Bottling Agreements.

Non-alcoholic beverage business environment

Consumers, public health officials, and government officials in our markets are increasingly concerned about the public health consequences associated with obesity, which can affect demand for our products, especially those containing sugar.

The Company has developed a large portfolio of sugar-free products and has also made reformulations to some of its sugary products, significantly reducing sugar contents of its products.

Raw material prices and exchange rate

Many raw materials are used in the production of beverages and packaging, including sugar and PET resin, the prices of which may present great volatility. In the case of sugar, the Company sets the price of a part of the volume that it consumes with some anticipation, in order to avoid having large fluctuations of cost that cannot be anticipated.

In addition, these raw materials are traded in dollars; the Company has a policy of hedging in the futures market a portion of the dollars it uses to buy raw materials.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

www.koandina.com

Instability in the supply of utilities

In the countries in which we operate, our operations depend on a stable supply of utilities and fuel. Power outages or water shut-offs may result in service interruptions or increased costs. The Company has mitigation plans to reduce the effects of eventual outages or shut offs.

Economic conditions of the countries where we operate

The Company maintains operations in Argentina, Brazil, Chile and Paraguay. The demand for our products largely depends on the economic situation of these countries. Moreover, economic instability can cause depreciation of the currencies of these countries, as well as inflation, which may eventually affect the Company’s financial situation.

New tax laws or modifications to tax incentives

We cannot ensure that any government authority in any of the countries in which we operate will not impose new taxes or increase existing taxes on our raw materials, products or containers. Likewise, we cannot assure that these authorities are going to uphold and/or renew tax incentives that currently benefit some of our operations.

A devaluation of the currencies of the countries where we have our operations, regarding the Chilean peso, can negatively affect the results reported by the Company in Chilean pesos

The Company reports its results in Chilean pesos, while a large part of its revenues and Adjusted EBITDA comes from countries that use other currencies. Should currencies devaluate regarding the Chilean peso, this would have a negative effect on the results of the Company, upon the translation of results into Chilean pesos.

The imposition of exchange controls could restrict the entry and exit of funds to and from the countries in which we operate, which could significantly limit our financial capacity

The imposition of exchange controls in the countries in which we operate could affect our ability to repatriate profits, which could significantly limit our ability to pay dividends to our shareholders. Additionally, it may limit the ability of our foreign subsidiaries to finance payments of U.S. dollar denominated liabilities required by foreign creditors.

Civil unrest in Chile could have a material adverse effect on general economic conditions in Chile and our business and financial condition

Since October 18, 2019, there have been protests and demonstrations in Chile, seeking to reduce inequality, including claims about better pensions, improvement in health plans and reduced health care costs, reduction in the cost of public transportation, better wages, among others. Sometimes demonstrations have been violent, causing damage to public and private property.

We cannot predict the extent to which the Chilean economy will be affected by the civil unrest, nor can we predict if government policies enacted as a response to the civil unrest will have a negative impact on the Chilean economy and our business. Neither can we assure that demonstrations and vandalism will not cause damage to our logistics and production infrastructure. So far, the Company has not been affected in any material respect.

Our business is subject to risks arising from the COVID-19 pandemic

The COVID-19 pandemic has resulted in the countries where we operate taking extraordinary measures to contain the spread of COVID-19, including travel restrictions, closing borders, restrictions or bans on social gathering events, instructions to citizens to practice social distancing, non-essential business closure, quarantine implementation, and other similar actions. The impact of this pandemic has substantially increased uncertainty regarding the development of economies and is most likely to cause a global recession. We cannot predict how long this pandemic will last, or how long the restrictions imposed by the countries where we operate will last.

Since the impact of COVID-19 is very uncertain, we cannot accurately predict the extent of impact this pandemic will have on our business and our operations. There is a risk that our employees, contractors and suppliers may be restricted or prevented from carrying out their activities for an indefinite period of time, including due to shutdowns mandated by the authorities. Although our operations have not been materially disrupted to date, eventually the pandemic and the measures taken by governments to contain the virus could affect the continuity of our operations. In addition, some measures taken by governments have negatively affected some of our sales channels, especially the closing of restaurants and bars, as well as the prohibition of social gathering events, which affect our sales volumes to these channels. We cannot predict the effect that the pandemic and these measures will have on our sales to these channels, nor whether these channels will recover once the pandemic is over. Nor can we predict how long our consumers will change their consumer spending pattern as a result of the pandemic.

Additionally, a possible outbreak of other epidemics in the future, such as SARS, Zika or the Ebola virus, could also result in a similar impact on our business than COVID-19.

A more detailed analysis of business risks is available in the Company’s 20-F and Annual Report, available on our website.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

www.koandina.com

RECENT EVENTS

COVID-19 impact on our business

Due to the impact that COVID-19 has had on different countries around the world and its arrival in the region where we operate, Coca-Cola Andina is taking the necessary actions to protect its employees and ensure the operational continuity of the company.

Among the measures that have been taken to protect its employees are:

•	Education campaign addressed to our employees on measures to be taken to prevent the spread of COVID-19.
•	Every employee in an environment of potential contagion is returned home.
•	New cleaning protocols in our facilities.
•	Certain practices and work activities are modified, maintaining service to customers:
o	We have proceeded to work from home in all positions where it is possible.
o	All domestic and international work trips have been cancelled.
•	Provide personal protection equipment to all our employees who must continue to work in plants and distribution centers, as well as truck drivers and helpers, including masks and alcohol gel.

Since mid-March, the governments of the countries where the Company operates have taken a number of steps to reduce the infection rate of COVID-19. These measures include closing schools, universities, restaurants and bars, malls, the prohibition of social gathering events, sanitary controls and health check points, and in some cases, total or partial quarantines for a part of the population. Governments in the countries where we operate have also announced economic stimulus measures for families and businesses, including restrictions on dismissals of workers in Argentina. To date, none of our plants have had to suspend their operations.

As a result of the COVID-19 pandemic and the restrictions imposed by the authorities in the four countries where we operate, we have seen great volatility in our sales across channels. During this third quarter, at the consolidated level, we have observed a marked drop in our sales volumes on the on-premise channel (although to a lesser extent than the previous quarter), consisting mainly of restaurants and bars, which in part have had to be temporarily closed or operate with capacity restrictions. We have also seen a decrease in volume in the supermarket channel, and an increase in the volumes of the traditional (Mom & Pops) and wholesale channels. Because the pandemic and the measures governments take are changing very rapidly, we believe it is too early to draw conclusions about changes in the long-term consumption pattern, and how these may affect our operating and financial results in the future.

Due to the uncertainty regarding the evolution of the COVID-19 pandemic and the aforementioned government measures, including how long they will persist, and the effect they will have on our volumes and business in general, we cannot predict the effect that these trends will have on our financial situation. However, we consider that the Company will have no liquidity problems. To date, we do not anticipate significant provisions or write-offs. Finally, we have reduced the Company's investment plan this year, reducing it from USD 165 million to USD 95-100 million.

Bond Holders’ Meeting

A Company Series-B Bond Holders’ Meeting was held October 27, which approved modifying the Indebtedness Ratio covenant for Series B Bonds (subseries B-1 and B-2), from "Consolidated Financial Liabilities shall not exceed 1.2 times Consolidated Equity", to "Consolidated Net Financial Liabilities shall not exceed 1.20 times Consolidated Equity".

Interim Dividend 215

On November 24, 2020, the Company will pay Interim Dividend 215: CLP 26.0 for each Series A share; and CLP 28.60 for each Series B share. The Shareholders' Registry for the payment of this dividend will close on November 18, 2020.

Coca-Cola Andina is among the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 54.0 million people, delivering 746.4 million unit cases or 4,238 million liters of soft drinks, juices, and bottled water during 2019. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del Atlántico), in Brazil (through Rio de Janeiro Refrescos), in Chile, (through Embotelladora Andina) and in all of Paraguay (through Paraguay Refrescos). The Chadwick Claro, Garcés Silva, Said Handal and Said Somavía families control Coca-Cola Andina in equal parts. The Company’s proposal to generate value is being a leader in the non-alcoholic beverages market, developing a relationship of excellence with consumers of its products, as well as with its employees, customers, suppliers and with its strategic partner Coca-Cola. For more company information visit www.koandina.com.

This document may contain projections reflecting Coca-Cola Andina’s good faith expectation and are based on currently available information. However, the results that are finally obtained are subject to diverse variables, many of which are beyond the Company's control and which could materially impact the current performance. Among the factors that could change the performance are: the political and economic conditions on mass consumption, pricing pressures resulting from competitive discounts of other bottlers, weather conditions in the Southern Cone and other risk factors that would be applicable from time to time and which are periodically informed in reports filed before the appropriate regulatory authorities, and which are available on our website.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

www.koandina.com

Embotelladora Andina S.A.

Third Quarter Results for the period ended September 30, 2020. Reported figures, IFRS GAAP.

(In nominal million Chilean pesos, except per share)

	July-September 2020					July-September 2019
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	51.7	65.2	39.3	15.0	171.1	55.8	61.6	40.4	15.5	173.3	-1.3%
Transactions (Million)	213.2	309.4	153.3	75.3	751.2	312.3	323.9	192.7	95.3	924.3	-18.7%

Net sales	144,041	136,818	80,170	33,745	394,055	141,525	148,866	79,790	36,890	406,393	-3.0%
Cost of sales	(90,202)	(87,148)	(43,450)	(18,926)	(239,007)	(85,545)	(97,806)	(43,768)	(21,824)	(248,265)	-3.7%
Gross profit	53,839	49,670	36,720	14,819	155,048	55,980	51,059	36,022	15,067	158,128	-1.9%
Gross margin	37.4%	36.3%	45.8%	43.9%	39.3%	39.6%	34.3%	45.1%	40.8%	38.9%
Distribution and administrative expenses	(39,349)	(27,007)	(30,091)	(7,212)	(103,658)	(40,666)	(37,093)	(31,926)	(8,290)	(117,974)	-12.1%

Corporate expenses (2)					(1,411)					(1,241)	13.6%
Operating income (3)	14,491	22,663	6,629	7,607	49,979	15,314	13,967	4,096	6,776	38,912	28.4%
Operating margin	10.1%	16.6%	8.3%	22.5%	12.7%	10.8%	9.4%	5.1%	18.4%	9.6%
Adjusted EBITDA (4)	26,060	29,449	13,014	10,167	77,279	27,123	21,624	9,671	9,307	66,483	16.2%
Adjusted EBITDA margin	18.1%	21.5%	16.2%	30.1%	19.6%	19.2%	14.5%	12.1%	25.2%	16.4%

Financial (expenses) income (net)					(12,390)					(9,706)	27.7%
Share of (loss) profit of investments accounted for using the equity method					60					452	-86.7%
Other income (expenses) (5)					3,627					(2,739)	-232.4%
Results by readjustement unit and exchange rate difference					(557)					(43)	1183.2%

Net income before income taxes					40,719					26,876	51.5%

Income tax expense					(14,412)					(1,462)	885.8%

Net income					26,306					25,414	3.5%

Net income attributable to non-controlling interests					(381)					(94)	305.6%
Net income attributable to equity holders of the parent					25,925					25,320	2.4%
Net margin					6.6%					6.2%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					27.4					26.7
EARNINGS PER ADS					164.3					160.5	2.4%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: "Other income", "Other expenses" and "Other (loss) gains".

Embotelladora Andina S.A.

Third Quarter Results for the period ended September 30, 2020. Reported figures, IFRS GAAP.

(In nominal million US$, except per share)

	Exch. Rate:	780.45					Exch. Rate:	706.85

	July-September 2020					July-September 2019
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	51.7	65.2	39.3	15.0	171.1	55.8	61.6	40.4	15.5	173.3	-1.3%
Transactions (Million)	213.2	309.4	153.3	75.3	751.2	312.3	323.9	192.7	95.3	924.3	-18.7%

Net sales	184.6	175.3	101.7	43.2	503.9	200.2	210.6	109.6	52.2	571.7	-11.8%
Cost of sales	(115.6)	(111.7)	(55.1)	(24.2)	(305.7)	(121.0)	(138.4)	(60.1)	(30.9)	(349.4)	-12.5%
Gross profit	69.0	63.6	46.6	19.0	198.2	79.2	72.2	49.5	21.3	222.2	-10.8%
Gross margin	37.4%	36.3%	45.8%	43.9%	39.3%	39.6%	34.3%	45.1%	40.8%	38.9%
Distribution and administrative expenses	(50.4)	(34.6)	(38.2)	(9.2)	(132.4)	(57.5)	(52.5)	(43.8)	(11.7)	(165.6)	-20.0%

Corporate expenses (2)					(1.8)					(1.8)	2.9%
Operating income (3)	18.6	29.0	8.4	9.7	64.0	21.7	19.8	5.6	9.6	54.9	16.5%
Operating margin	10.1%	16.6%	8.3%	22.5%	12.7%	10.8%	9.4%	5.1%	18.4%	9.6%
Adjusted EBITDA (4)	33.4	37.7	16.5	13.0	98.9	38.4	30.6	13.3	13.2	93.7	5.6%
Adjusted EBITDA margin	18.1%	21.5%	16.2%	30.1%	19.6%	19.2%	14.5%	12.1%	25.2%	16.4%

Financial (expenses) income (net)					(15.9)					(13.7)	15.6%
Share of (loss) profit of investments accounted for using the equity method					0.1					0.8	-90.7%
Other income (expenses) (5)					4.7					(3.8)	-221.7%
Results by readjustement unit and exchange rate difference					(0.7)					(0.2)	295.7%

Net income before income taxes					52.1					38.0	37.2%

Income tax expense					(18.4)					(2.0)	818.7%

Net income					33.7					36.0	-6.4%

Net income attributable to non-controlling interests					(0.5)					(0.1)	267.4%
Net income attributable to equity holders of the parent					33.2					35.8	-7.4%
Net margin					6.6%					6.3%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.04					0.04
EARNINGS PER ADS					0.21					0.23	-7.4%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: "Other income", "Other expenses" and "Other (loss) gains".

Embotelladora Andina S.A.

Nine Months Results for the period ended September 30, 2020. Reported figures, IFRS GAAP.

(In nominal million Chilean pesos, except per share)

	January-September 2020					January-September 2019
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	159.7	186.6	115.0	45.9	506.8	170.4	185.9	126.9	48.3	531.6	-4.7%
Transactions (Million)	723.2	887.8	472.6	238.7	2,322.3	947.5	987.1	601.3	292.4	2,828.3	-17.9%

Net sales	427,384	419,338	240,626	111,170	1,196,495	431,158	435,565	251,532	108,786	1,225,292	-2.4%
Cost of sales	(258,368)	(272,001)	(130,813)	(62,072)	(721,230)	(260,664)	(274,040)	(136,928)	(63,581)	(733,464)	-1.7%
Gross profit	169,016	147,337	109,812	49,099	475,264	170,494	161,525	114,604	45,205	491,828	-3.4%
Gross margin	39.5%	35.1%	45.6%	44.2%	39.7%	39.5%	37.1%	45.6%	41.6%	40.1%
Distribution and administrative expenses	(121,991)	(91,922)	(92,651)	(24,522)	(331,086)	(122,898)	(105,480)	(94,494)	(23,928)	(346,800)	-4.5%

Corporate expenses (2)					(3,696)					(3,526)	4.8%
Operating income (3)	47,025	55,415	17,162	24,577	140,483	47,596	56,044	20,110	21,277	141,502	-0.7%
Operating margin	11.0%	13.2%	7.1%	22.1%	11.7%	11.0%	12.9%	8.0%	19.6%	11.5%
Adjusted EBITDA (4)	80,656	76,726	35,269	32,449	221,403	82,416	78,009	36,336	28,404	221,639	-0.1%
Adjusted EBITDA margin	18.9%	18.3%	14.7%	29.2%	18.5%	19.1%	17.9%	14.4%	26.1%	18.1%

Financial (expenses) income (net)					(27,262)					(29,167)	-6.5%
Share of (loss) profit of investments accounted for using the equity method					1,335					460	190.0%
Other income (expenses) (5)					(4,462)					(4,169)	7.0%
Results by readjustement unit and exchange rate difference					(11,384)					(5,535)	105.7%

Net income before income taxes					98,710					103,092	-4.3%

Income tax expense					(23,652)					(19,298)	22.6%

Net income					75,058					83,793	-10.4%

Net income attributable to non-controlling interests					(657)					(458)	43.4%
Net income attributable to equity holders of the parent					74,401					83,336	-10.7%
Net margin					6.2%					6.8%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					78.6					88.0
EARNINGS PER ADS					471.6					528.2	-10.7%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: "Other income", "Other expenses" and "Other (loss) gains".

Embotelladora Andina S.A.

Nine Months Results for the period ended September 30, 2020. Reported figures, IFRS GAAP.

(In nominal million US$, except per share)

	Exch. Rate:	802.42					Exch. Rate:	685.85

	January-September 2020					January-September 2019
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	159.7	186.6	115.0	45.9	506.8	170.4	185.9	126.9	48.3	531.6	-4.7%
Transactions (Million)	723.2	887.8	472.6	238.7	2,322.3	947.5	987.1	601.3	292.4	2,828.3	-17.9%

Net sales	532.6	522.6	305.3	138.5	1,496.5	628.6	635.1	345.4	158.6	1,765.3	-15.2%
Cost of sales	(322.0)	(339.0)	(166.0)	(77.4)	(901.7)	(380.1)	(399.6)	(188.0)	(92.7)	(1,058.0)	-14.8%
Gross profit	210.6	183.6	139.3	61.2	594.8	248.6	235.5	157.4	65.9	707.4	-15.9%
Gross margin	39.5%	35.1%	45.6%	44.2%	39.7%	39.5%	37.1%	45.6%	41.6%	40.1%
Distribution and administrative expenses	(152.0)	(114.6)	(117.6)	(30.6)	(414.7)	(179.2)	(153.8)	(129.8)	(34.9)	(497.6)	-16.7%

Corporate expenses (2)					(4.6)					(5.1)	-10.4%
Operating income (3)	58.6	69.1	21.8	30.6	175.5	69.4	81.7	27.6	31.0	204.6	-14.2%
Operating margin	11.0%	13.2%	7.1%	22.1%	11.7%	11.0%	12.9%	8.0%	19.6%	11.6%
Adjusted EBITDA (4)	100.5	95.6	44.7	40.4	276.7	120.2	113.7	49.9	41.4	320.1	-13.5%
Adjusted EBITDA margin	18.9%	18.3%	14.7%	29.2%	18.5%	19.1%	17.9%	14.4%	26.1%	18.1%

Financial (expenses) income (net)					(34.0)					(42.6)	-20.2%
Share of (loss) profit of investments accounted for using the equity method					1.7					2.1	-21.2%
Other income (expenses) (5)					(5.6)					(5.8)	-2.8%
Results by readjustement unit and exchange rate difference					(14.2)					(8.3)	71.6%

Net income before income taxes					123.3					150.1	-17.8%

Income tax expense					(29.6)					(27.9)	6.1%

Net income					93.7					122.2	-23.3%

Net income attributable to non-controlling interests					(0.8)					(0.7)	22.7%
Net income attributable to equity holders of the parent					92.9					121.5	-23.6%
Net margin					6.2%					6.9%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.10					0.13
EARNINGS PER ADS					0.59					0.77	-23.6%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: "Other income", "Other expenses" and "Other (loss) gains".

Embotelladora Andina S.A.

Third Quarter Results for the period ended September 30, 2020.

(In local nominal currency of each period, except Argentina (3))

	July-September 2020				July-September 2019
	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$
	Nominal	Nominal	IAS29	Nominal	Nominal	Nominal	IAS 29	Nominal
Total beverages volume (Million UC)	51.7	65.2	39.3	15.0	55.8	61.6	40.4	15.5
Transactions (Million)	213.2	309.4	153.3	75.3	312.3	323.9	192.7	95.3

Net sales	144,041	943.4	7,749.0	300,525	141,525	836.8	8,706.6	322,389
Cost of sales	(90,202)	(600.7)	(4,199.8)	(168,557)	(85,545)	(549.9)	(4,776.0)	(190,728)
Gross profit	53,839	342.7	3,549.1	131,969	55,980	286.9	3,930.7	131,661
Gross margin	37.4%	36.3%	45.8%	43.9%	39.6%	34.3%	45.1%	40.8%
Distribution and administrative expenses	(39,349)	(186.3)	(2,908.5)	(64,223)	(40,666)	(208.3)	(3,483.7)	(72,472)

Operating income (1)	14,491	156.4	640.7	67,745	15,314	78.7	446.9	59,189
Operating margin	10.1%	16.6%	8.3%	22.5%	10.8%	9.4%	5.1%	18.4%
Adjusted EBITDA (2)	26,060	203.1	1,257.9	90,535	27,123	121.7	1,055.3	81,307
Adjusted EBITDA margin	18.1%	21.5%	16.2%	30.1%	19.2%	14.5%	12.1%	25.2%

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(2) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(3) Argentina 2020 figures are presented in accordance to IAS 29, in September 2020 currency. 2019 figures are also presented in accordance to IAS 29, in September 2020 currency.

Embotelladora Andina S.A.

Nine Months Results for the period ended September 30, 2020.

(In local nominal currency of each period, except Argentina (3))

	January-September 2020				January-September 2019
	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$
	Nominal	Nominal	IAS29	Nominal	Nominal	Nominal	IAS 29	Nominal
Total beverages volume (Million UC)	159.7	186.6	115.0	45.9	170.4	185.9	126.9	48.3
Transactions (Million)	723.2	887.8	472.6	238.7	947.5	987.1	601.3	292.4

Net sales	427,384	2,618.3	23,258.1	927,821	431,158	2,467.3	27,447.2	979,073
Cost of sales	(258,368)	(1,698.7)	(12,644.0)	(517,890)	(260,664)	(1,552.1)	(14,941.6)	(572,072)
Gross profit	169,016	919.6	10,614.1	409,931	170,494	915.2	12,505.6	407,000
Gross margin	39.5%	35.1%	45.6%	44.2%	39.5%	37.1%	45.6%	41.6%
Distribution and administrative expenses	(121,991)	(570.8)	(8,955.3)	(204,213)	(122,898)	(597.2)	(10,311.2)	(215,242)

Operating income (1)	47,025	348.7	1,658.8	205,718	47,596	318.0	2,194.4	191,758
Operating margin	11.0%	13.3%	7.1%	22.2%	11.0%	12.9%	8.0%	19.6%
Adjusted EBITDA (2)	80,656	482.7	3,409.0	271,420	82,416	442.5	3,965.0	255,853
Adjusted EBITDA margin	18.9%	18.4%	14.7%	29.3%	19.1%	17.9%	14.4%	26.1%

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(2) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(3) Argentina 2020 figures are presented in accordance to IAS 29, in September 2020 currency. 2019 figures are also presented in accordance to IAS 29, in September 2020 currency.

Embotelladora Andina S.A.

Consolidated Balance Sheet
(In million Chilean pesos)

				Variation %
ASSETS	09-30-2020	12-31-2019	09-30-2019	12-31-2019	09-30-2019
Cash + Time deposits + market. Securit.	380,603	157,915	106,977	141.0%	255.8%
Account receivables (net)	155,271	201,913	136,663	-23.1%	13.6%
Inventories	130,015	147,641	151,202	-11.9%	-14.0%
Other current assets	23,166	26,004	31,158	-10.9%	-25.6%
Total Current Assets	689,056	533,474	426,000	29.2%	61.8%

Property, plant and equipment	1,527,395	1,620,343	1,694,384	-5.7%	-9.9%
Depreciation	(896,446)	(897,624)	(1,003,606)	-0.1%	-10.7%
Total Property, Plant, and Equipment	630,949	722,719	690,778	-12.7%	-8.7%

Investment in related companies	88,502	99,867	101,626	-11.4%	-12.9%
Goodwill	102,967	121,222	113,726	-15.1%	-9.5%
Other long term assets	888,426	913,667	812,743	-2.8%	9.3%
Total Other Assets	1,079,895	1,134,755	1,028,096	-4.8%	5.0%

TOTAL ASSETS	2,399,899	2,390,948	2,144,873	0.4%	11.9%

				Variation %
LIABILITIES & SHAREHOLDERS' EQUITY	09-30-2020	12-31-2019	09-30-2019	12-31-2019	09-30-2019
Short term bank liabilities	1,400	1,438	11,033	-2.7%	-87.3%
Current portion of bonds payable	10,265	21,605	15,224	-52.5%	-32.6%
Other financial liabilities	17,840	17,550	17,402	1.7%	2.5%
Trade accounts payable and notes payable	213,292	297,339	227,566	-28.3%	-6.3%
Other liabilities	33,392	73,726	64,190	-54.7%	-48.0%
Total Current Liabilities	276,187	411,658	335,415	-32.9%	-17.7%

Long term bank liabilities	3,744	909	1,627	311.6%	130.1%
Bonds payable	967,630	718,963	710,743	34.6%	36.1%
Other financial liabilities	100,913	23,455	22,739	330.2%	343.8%
Other long term liabilities	213,672	267,059	210,766	-20.0%	1.4%
Total Long Term Liabilities	1,285,959	1,010,386	945,875	27.3%	36.0%

Minority interest	20,584	20,254	19,710	1.6%	4.4%

Stockholders' Equity	817,169	948,650	843,873	-13.9%	-3.2%

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	2,399,899	2,390,948	2,144,873	0.4%	11.9%

Financial Highlights
(In million Chilean pesos)

	Accumulated
ADDITIONS TO FIXED ASSETS	09-30-2020	12-31-2019	09-30-2019
Chile	19,381	56,141	42,261
Brazil	12,556	22,737	14,481
Argentina	12,182	22,011	16,626
Paraguay	7,026	15,283	6,193
Total	51,144	116,171	79,560

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, October 27, 2020